

February 8, 2024

Adam Thomas
Chief Executive Officer and Chief Financial Officer
Trans American Aquaculture, Inc
1022 Shadyside Lane
Dallas, TX 75223

      Re: Trans American Aquaculture, Inc
          Amendment No. 3 to Registration Statement on Form S-1
          Filed January 25, 2024
          File No. 333-274059

Dear Adam Thomas:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed January 25, 2024

Government Regulation, page 40

1.   We note your revised disclosure in response to previous comment 11 and re-issue the comment in part. Please describe the relevant rules and regulations of the U.S. Food and Drug Administration to which your business is subject in this section of your prospectus. In this regard, including a hyperlink to guidance documents and regulatory information published by the FDA is not sufficient.

Financial Statements as of and for the three and nine months ended September 30, 2023
Note 3. Inventory, page F-11

2.   In light of the fact that you did not recognize any revenues for the sale of shrimp inventory in the twelve months ended September 30, 2023, please clarify the statement that the net realizable value is based on "subsequent actual sales." In that regard, we reference your

statement that the net realizable value is partially based on "anticipated market prices when sold" and the disclosures throughout your filing that shrimp prices have continued to decline since 2022. Also, please expand your accounting policy disclosure to clarify whether feed costs are capitalized and to explain why no inventory valuation reserve is maintained to account for shrimp mortality.

Please contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brian Higley, Esq